[redacted]

08025841

CM

SE ... MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 11190

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Family Investors Company, ~~Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 South Avenue
(No. and Street)

Fanwood (City) NJ (State) 07023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred J. Chemidlin, Jr.
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co., LLP
(Name – *if individual, state last, first, middle name*)

25 DeForest Avenue, Suite 101, (Address) Summit (City) NJ (State) 07091 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, Fred J. Chemidlin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Family Investors Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

x [signature]
Signature

C.E.O.
Title

[signature]
Notary Public

SANDRA DOMINGUEZ
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES MAY 02, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAMILY INVESTORS COMPANY, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2007

(With Independent Auditors' Report)

FAMILY INVESTORS COMPANY, INC.

TABLE OF CONTENTS

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY, CA
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351
www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Family Investors Company, Inc.:

We have audited the accompanying statement of financial condition of Family Investors Company, Inc. as of December 31, 2007, and the related statements of income, comprehensive income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Family Investors Company, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Crane, Tonelli, Rosenberg & Co., LLP
February 15, 2008

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$338,823
Receivables from non-customers	138,440
Securities owned – marketable	230,871
Furniture, equipment, and leasehold improvements – net	18,805
Other assets	3,700
	$730,639

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$290,418
Income taxes payable	6,320
Deferred taxes	10,375
	307,113
Commitments and Contingent Liabilities	-
Stockholders' equity:	
Common stock, no par value; 2,500 shares authorized, 1,175 shares issued and outstanding	52,750
Retained earnings	355,037
Accumulated other comprehensive income	15,739
Total stockholders' equity	423,526
	$730,639

See accompanying notes to financial statements

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Mutual funds regular commission	$ 395,795
12B-1 commission	809,654
Equities commission	12,212
Annuities commission	904,865
Insurance commission	20,781
Interest and dividend income	21,775
Principal trading gains	6,239
Other income	35,000
Total Revenue	2,206,321
Expenses:	
Employee compensation and benefits	1,860,639
Rent	39,293
Interest and dividends	6
Advertising	21,076
Dues and subscriptions	3,034
Professional fees	15,235
Payroll taxes	74,527
Depreciation	6,648
Other operating expenses	107,199
Total Operating Expenses	2,127,657
Income before income taxes	78,664
Provision for income taxes	25,331
Net income	$ 53,333

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Net income	$ 53,333
Other comprehensive income	10,184
Comprehensive gain	$ 63,517

See accompanying notes to financial statements

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comp. Income	Total Stockholders' Equity
Balance at January 1, 2007	1,175	$52,750	$301,704	$ 5,555	$360,009
Net income			53,333		53,333
Issuance of common stock					
Other comprehensive Income				10,184	10,184
Balance at December 31, 2007	1,175	$52,750	$355,037	$15,739	$423,526

See accompanying notes to financial statements

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance at January 1, 2007	NONE
Increases:	-
Decreases:	-
Balance at December 31, 2007	NONE

See accompanying notes to financial statements

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net Income	$ 53,333
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Depreciation	6,648
Deferred taxes	5,755
(Increase) decrease in operating assets:	
Receivables from non-customer	28,488
Securities owned	(133,834)
Other assets	1,027
Net unrealized gain(loss) on investments other than trading	10,184
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	108,061
Income taxes payable	6,068
Total adjustments	32,396
Net cash (used in) operating activities	85,730
Cash Flows From Investing Activities:	
Acquisitions of furniture, equipment, and leasehold improvements	(5,203)
Net cash (used in) investing activities	(5,203)
Net increase (decrease) in cash	80,527
Cash at beginning of the year	258,296
Cash at end of the year	$338,823
Supplemental cash flows disclosures:	
Cash paid during the year for:	
Interest	$ 6
Income taxes	$ 13,508

See accompanying notes to financial statements

FAMILY INVESTORS COMPANY, INC.
Notes to Financial Statements
December 31, 2007

Note 1: Organization and Nature of Business

The company, a New Jersey Corporation, is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2: Significant Accounting Policies

Securities Transactions

The company accepts customer orders and self clears the orders except for equity securities, which clear through another broker. The clearing broker settles the equity security transactions and pays the company a commission.

Customer payments for investment company shares are in most cases payable directly to the investment company. The company receives a commission check periodically from the fund company. In the event a customer check is payable to Family Investors Company, it is deposited into the trust account and a check for the actual cost of the shares less the company's commissions is drawn from this trust account and sent to the investment company. The company transfers commissions accumulated in the trust account periodically to the operating account.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Fees for Account Supervision and Administrative Services

Account supervision and administrative services fees are received at various intervals depending on the payment schedules for the investment companies, but are recognized as income on a pro-rata basis over the term of the contract.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

FAMILY INVESTORS COMPANY, INC.
Notes to Financial Statements
December 31, 2007

Note 2: Significant Accounting Policies (Continued)

Income Taxes

Federal and State income taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Advertising Costs

Family Investors Company expenses advertising costs as the costs are incurred.

Concentrations of Credit and Market Risk

The company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. For the year ended December 31, 2007, commissions from three companies represented approximately 75% of total commissions. Three individuals generated approximately 62% of the total commissions earned.

Management believes it is not exposed to any significant credit risk. Cash deposits in financial institutions are below the FDIC insured amounts.

(Continued)

FAMILY INVESTORS COMPANY, INC.
Notes to Financial Statements
December 31, 2007

Note 2: Significant Accounting Policies (Continued)

Financial instruments that potentially expose the company to concentrations of credit and market risk consist primarily of cash equivalents. Cash equivalents are maintained at a high-quality investment company. The company has not experienced any losses on its cash equivalents. Management believes the company is not exposed to any significant market risk on cash equivalents since cash equivalents are invested in a money market account invested in U.S. government securities.

Note 3: Securities and Other Investments

Securities at fair market value consist of investment in mutual funds and stock. Net unrealized holding gains on these investments for the year ended December 31, 2007 in the amount of $10,184 have been included in accumulated other comprehensive income.

Note 4: Property, Furniture and Equipment

Property, furniture, and equipment consist of the following:

Computers, Office Equipment & Software	$ 101,754
Furniture and Fixtures	
Less Accumulated Depreciation	(82,949)
	$ 18,805

Depreciation expense of $6,648 for the current period was calculated on a straight-line method over five years for equipment, seven years for furniture and fixtures, and three years for software.

Note 5: Receivable from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2007 consist of fees and commissions receivable in the amount of $136,409.

(Continued)

FAMILY INVESTORS COMPANY, INC.
Notes to Financial Statements
December 31, 2007

Note 6: Commitments and Contingent Liabilities

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Approximate aggregate annual rentals for office space and equipment at December 31, 2007 are as listed below:

2008	$20,075
2009	18,709
2010	10,421
	$49,205

Lease payments for the year ended December 31, 2007 were as follows:

Office rent	$39,293
Automobile lease	15,274
Equipment rental	4,500
	$59,067

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the company had net capital of $242,249, which is $192,249 in excess of required net capital of $50,000. The Company's net capital ratio at December 31, 2007 is 1.22 to 1.

Note 8: Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of net unrealized gain on securities of $15,739 as of December 31, 2007.

Note 9: Common Stock

The Company has 2,500 shares of no par value common stock authorized of which 1,175 shares have been issued and are outstanding.

(Continued)

FAMILY INVESTORS COMPANY, INC.
Notes to Financial Statements
December 31, 2007

Note 10: Income Taxes

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$13,459	$4,677	$18,136
State	6,117	1,078	7,195
Total	$19,576	$5,755	$25,331

As of December 31, 2007 there is a deferred tax liability, resulting from temporary differences in depreciation and unrealized losses, in the amount of $10,375.

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. Statutory income tax rate and the company's provision for federal income taxes is shown in the following table:

Expected income tax expense at U.S. Statutory tax rate	$17,770
The effect of:	
Nondeductible expenses/losses	896
State tax net of federal tax benefit	5,756
Other, net	909
Provision for federal income taxes	$25,331

(Continued)

FAMILY INVESTORS COMPANY, INC.
Notes to Financial Statements
December 31, 2007

Note 11: Employee Benefit Plan

The Company maintains a 401(k) plan for its employees. The Company contributes up to 6% of the employees' eligible compensation. For the year ending December 31, 2007, the company's contributions to the 401(k) plan were $83,866.

In addition, Family Investors Company has established a profit sharing plan which provides for discretionary contributions as determined annually by the Board of Directors. The Board of Directors elected to make a contribution to the profit sharing plan in the amount of $50,000 in 2007.

Note 12: Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the company's office and at the regional office of the Securities and Exchange Commission.

SCHEDULE I

FAMILY INVESTORS COMPANY, INC.
COMPUTATION OF NET CAPITAL AND REQUIRED NET
CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Net Capital:	
Stockholders' Equity from Statement of Financial Condition	$423,526
Add: Subordinated borrowings (allowable in computation of net capital)	-
Total Capital and Allowable Subordinated Borrowings	423,526
Deductions and Charges:	
Non-Allowable Assets	127,130
Net Capital Before Haircuts on Security Positions (tentative net capital)	296,396
Haircuts on Securities	54,147
Net Capital	$242,249
Aggregate Indebtedness:	
Payable to Brokers and Dealers	$ -
Accrued Expenses and Other Liabilities	296,738
Total Aggregate Indebtedness	$296,738
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness of $296,738)	$ 19,783
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Required	$ 50,000
Excess Net Capital at 1,500%	$192,249
Excess Net Capital at 1,000%	$212,575
Ratio of Aggregate Indebtedness to Net Capital	1.22

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2007, as amended, filed on February 15, 2008.

See accompanying notes to financial statements

SCHEDULE II

FAMILY INVESTORS COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Credit Balances	NONE
Debit Balances	NONE
Reserve Computation:	
Excess of Total Credits Over Total Debits	NONE
Required Deposit	NONE
Frequency of Computation:	NOT APPLICABLE

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there are no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Form X-17A-5 as of December 31, 2007, as amended, filed on February 15, 2008.

SCHEDULE III

FAMILY INVESTORS COMPANY, INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

State the Market Value and the Number of Items:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2007 (for which instructions to reduce to possession or control had been issued as of that date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	NONE
Number of Items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of Items	NONE

END

See accompanying notes to financial statements